Exhibit 99.2

AVERY DENNISON

STATEMENT OF STOCK OWNERSHIP POLICY

FOR OFFICERS AND DIRECTORS

Avery Dennison believes that the ownership of Company stock is both a privilege and a responsibility that executive management should be encouraged to exercise. By holding a significant stake in the future of the Company, management demonstrates its commitment to the long-term profitability of the Corporation and better serves the interests of the Company and all of its shareholders.

It is the policy of the Company that each officer and director should commit to achieving and maintaining a certain level of stock ownership, including stock purchased with employee contributions in the Employee Savings Plan, during tenure with the Company:

Officers/Directors	Target
CEO	400%*

COO	300%*

Executive/Senior Corporate Officers	200%*

Corporate Officers	2,000 shares

Certain Division Officers (VPs and Division Officers for the two largest economic value divisions)	2,000 shares

Staff Officers	1,000 shares

Division Officers (all others)	1,000 shares

Non-Employee Directors	2 x board meeting and retainer fees for the year

Officers and directors should achieve and maintain these levels of ownership. Newly elected or appointed officers and directors should work toward achieving these levels of ownership over a three- to five-year period.

The Company is mindful that each individual’s personal circumstances will affect progress toward the targeted levels of stock ownership. Officers who are unable to achieve or maintain the targeted level of ownership within the prescribed time period should consult with the Executive Vice President and General Counsel, who will review the situation with the Senior Vice President of Human Resources and, in appropriate circumstances, with the Chairman and CEO.

*	Base salary multiplied by ownership guideline (percentage), divided by market value of stock equals number of target shares.